UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On March 15, 2017, Allot Communications Ltd. (the “Registrant”) published a notice that it will hold an Annual General Meeting of Shareholders on April 27, 2017. The Registrant will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date for the meeting. A translation into English of the original notice, which was published in Hebrew, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Rael Kolevsohn
Rael Kolevsohn
General Counsel

Date: March 15, 2017

EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit Number 99.1	Description Translation into English of original notice, published in Hebrew, of the Annual General Meeting of Shareholders of the Registrant.